Exhibit 2.01

Conflict Minerals Report of CAE Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of CAE Inc. (“CAE”) has been prepared for the reporting period from January 1, 2014 to December 31, 2014 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products.  “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (“3TG”) for the purposes of this assessment.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the 2014 reporting period this Report is not subject to an independent private sector audit.

This Report has been prepared by management of CAE.  The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.  As a company in the simulator manufacturing business, the supply chain with respect to CAE’s products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the products and the original sources.  CAE is several levels removed from the mining of Conflict Minerals and does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Due Diligence Process

CAE undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals and 3TG used in components for manufacturing CAE’s products.  These due diligence measures took into account the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

CAE’s due diligence measures were based on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability (“GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  The conflict minerals survey template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It also includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use.

CAE’s due diligence measures included:

  Identifying CAE products that include any Conflict Minerals – in our case, small elements of 3TG found in computer circuit board solder and filaments.

•       Conducting a supply-chain survey with direct suppliers of sub-components containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners, including a reasonable inquiry into the country of origin of the Conflict Minerals, in order to ascertain the origin of the minerals used in components for manufacturing CAE’s products.

  A review of each reporting template returned by our suppliers for completeness of information provided.

CAE is an indirect purchaser of Conflict Minerals and we rely on suppliers within our supply chain, whose components may contain 3TGs, to provide us with information about the source of potential 3TGs contained in the components supplied to us.  Our due diligence measures provide reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals.  Our due diligence processes seek data from our direct suppliers and those suppliers seek similar information within their supply chains to identify the original sources of the Conflict Minerals.  Such sources of information may produce inaccurate or incomplete information.

For 2013, the vast majority of our survey responses from our suppliers indicated that their products either did not contain 3TGs or contained 3TGs which did not originate from the Covered Countries.  Five direct suppliers did not respond, or responded in an incomplete fashion, to the supply chain survey.  CAE suspended or terminated its supplier business relationship with those suppliers which provided incomplete survey responses or failed to respond to CAE’s supply-chain survey.  For 2014, CAE received responses from 100% of the suppliers surveyed, although not all suppliers provided information sufficient to identify the source of the 3TG used in their products or materials.  Each of the responding suppliers indicated that the suppliers’ smelters were in the Conflict-Free Smelter Program – validated as compliant (conflict-free) or active (in process of certification).  The Conflict-Free Smelter Program is part of the Conflict-Free Sourcing Initiative of the EICC and GeSI.

Conclusion

After exercising the due diligence described above, CAE does not have sufficient information to conclusively determine whether or not all of its products qualify as “DRC conflict free,” as defined under the Rule.  Accordingly, CAE has reasonably determined that certain of these products are “DRC conflict undeterminable,” as defined in the Rule.

Risk Mitigation and Future Due Diligence Measures

In the next compliance period, CAE intends on enhancing the following steps to improve the information gathered from its due diligence measures to further mitigate the risk that its limited but necessary use of Conflict Minerals does not benefit armed groups.  These steps include, but are not limited to:

  Continuing to drive its suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals.
  Increasing participation in third-party programs to encourage further improvement and reliability in traceability programs.
  Continuing to inform our suppliers of CAE’s corporate policy on responsible sourcing.
  Only carrying on business with suppliers who complete in a satisfactory fashion our supplier’s smelter surveys. Each responding supplier must indicate to CAE that the suppliers’ smelters are in the Conflict-Free Smelter Program – validated as compliant (conflict-free) or active (in process of certification).  The Conflict-Free Smelter Program is part of the Conflict-Free Sourcing Initiative of the EICC and GeSI.
  In the event that CAE confirms that a supplier has failed to cooperate sufficiently with a due-diligence investigation, fails to follow requests for remediation or has otherwise violated this policy, CAE shall take necessary actions, including without limitation, termination of business with such supplier by stopping new orders.
  Engaging an external auditor to validate CAE’s processes for compliance with our Conflict Minerals Policy.